Eiger signs contract, Cash flow positive in June

Toronto, May 6th /CNW/- Eiger Technology, Inc. (TSE:AXA, OTCBB: ETIFF) is pleased to announce that Onlinetel, its 100% owned subsidiary, has signed two contracts with Telco carriers to terminate minutes over its "Carrier Termination Service", one into Canada from the U.S. and one out of Canada to the U.S. The contracts commence May 15, 2002.

Onlinetel signed over 500 customers for various service contracts in April and Onlinetel expects to be cash flow positive in June 2002.

The two contracts initially represent $135,000 per month with future growth potential. Onlinetel is also in negotiations with a further 12 Telco's. These two contracts were obtained after a successful initial trial period and represent close to 0% of the market, however, due to the lower cost operation of "Onlinetel Carrier Termination Service" over the internet, many Telco's have approached Onlinetel to enter termination agreements.

Onlinetel's POP (Points of Presence) centre in New York, enables Onlinetel to accept and direct termination to the U.S. and World markets.

Gerry Racicot, President of Eiger Technology, Inc. says "Eiger with Onlinetel has accomplished phase one of its corporate growth combining the technical superiority of its Cross Canada Telephone System and sales initiatives resulting in projected positive cash flow for the month of June. It is a testament to the hard work and strong discipline of Eiger and Onlinetel's management and staff working together that resulted in such timely and positive results".


Eiger Technology, Inc. is headquartered in Toronto, Ontario. Eiger, through Onlinetel, offers Voice over IP services to the Canadian long distance market and through its Eiger Net and K-Tronik facilities manufactures and distributes electronic/computer peripherals and electronic ballasts to OEM and consumer markets worldwide. Eiger is a publicly traded company listed on the Toronto Stock Exchange. Visit Eiger Technology, Inc's. Website at www.eigertechnology.com. For more information please contact, Roland P. Austrup, Vice-President at (416) 216-8659.


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The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger's current expectations. These statements involve risks and uncertainties including, without limitation, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions. Consequently, actual events and results in future periods may differ materially from those currently expected.